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Exhibit 20.1
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SCOTT TECHNOLOGIES COMPLETES PREVIOUSLY ANNOUNCED SALE OF IEC SUBSIDIARY TO L-3
COMMUNICATIONS

July 1, 1999 01:14 PM

CLEVELAND--(BUSINESS WIRE)--July 1, 1999--

Lindemann To Reassume Day-To-Day Responsibility For Scott Aviation Division

Scott Technologies, Inc. (The Nasdaq Stock Market: SCTT) today announced that it has completed the previously announced sale of its Interstate Electronics Corporation (IEC) subsidiary to L-3 Communications Corporation for $60 million. The final purchase price will be subsequently adjusted to reflect changes in IEC's balance sheet since the beginning of the current fiscal year. Proceeds from this sale will be used primarily to fund the company's acquisition program.

"This transaction is significant for two primary reasons," said Glen W. Lindemann, president and chief executive officer of Scott Technologies. "First, it marks the end of our strategic evolution from a broad-based conglomerate to a tightly focused, highly profitable, growth operation. Second, it allows us to capture enhanced stockholder value by further redeploying our assets toward our strategic priority of growing the Scott franchise."

In conjunction with Scott's sharpened business focus, the company announced that Lindemann would be reassuming day-to-day responsibility of its Scott Aviation division, effective July 30. Lindemann, 60, spent ten years as president of this division before being promoted to his current position with the parent company in 1997. Scott Aviation President Richard H. DeLisle, 59, announced his desire to take early retirement.

"This is the logical time for me to resume full day-to-day responsibility for the Scott Aviation division," said Lindemann. "When I took the helm of the parent company, I had to devote much of my time and energies to selling the remaining non-core assets, as well as reorganizing our management team and improving our capital structure through debt reduction and stock repurchases. During that time, we also restructured our common stock into a new, single class of voting stock and lowered our corporate expenses by 20 percent. Finally, we developed an aggressive growth strategy for our new company and changed our corporate identity to better reflect our new strategic direction.

"With these hurdles behind us, coupled with Dick's wish to take early retirement, it is time for me to resume my leadership role at our Scott Aviation division," he explained.

"I would like to thank Dick -- whom I personally selected to oversee Scott Aviation when I was promoted to my current position with the parent company -- for his leadership and years of service to the organization," Lindemann continued. "Over the past five years, Scott Aviation's revenues grew nearly 90 percent. In 1999, we are on pace to achieve record revenues of $190 million. Clearly, we did not skip a beat under Dick's management. We wish him the very best as

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he pursues his many personal and professional interests, particularly his increasing involvement with Habitat For Humanity."

Scott Technologies, Inc. is a leading designer and manufacturer of sophisticated, high-performance respiratory systems and other life saving products for aerospace, aviation, defense, firefighting, government, and industrial markets.